EXHIBIT 99.1

XORTX Announces Share Consolidation

CALGARY, Alberta, March 25, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that the Company’s board of directors has approved consolidating (the “Consolidation”) its common shares (“Shares”) on the basis of one post-consolidation Share for every five pre-consolidation Shares, effective March 27, 2025 (the “Effective Date”). The Company will not undergo a name change in connection with the Consolidation.

The Consolidation has been approved by the TSX Venture Exchange (the “TSXV”) and follows approval of a consolidation of the Shares on the basis of a range of up to five pre-consolidation Shares for every one post-consolidation Share at the annual and special meeting of shareholders of the Company held on March 24, 2026. As a result of the Consolidation, the number of issued and outstanding Shares will be reduced from 6,962,218 to approximately 1,392,444, subject to adjustment for rounding. No fractional shares will be issued in connection with the Consolidation. In the event a holder of Common Shares would be entitled to fractional Common Shares as the result of the Consolidation, the fractional Common Shares shall be either: (i) cancelled, if less than one-half (1/2) of a full Common Share, or (ii) rounded up to the nearest whole number, if greater than or equal to one-half (1/2) of a full Common Share. No cash consideration will be paid in respect of fractional shares. The exercise or conversion price and/or the number of Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

The reason for the consolidation is to maintain compliance with (i) NASDAQ’s continual listing requirements (namely, that the Company’s shares trade above $1.00), and (ii) NASDAQ’s condition for the Company that its shares trade above $1.00 for 10 days by April 13, 2026.

The Shares will continue to trade on the TSXV and the Nasdaq Capital Market (“Nasdaq”) under the symbol “XRTX” on a post-Consolidation basis, under a new CUSIP number – 98420Q405.   The Shares are expected to begin trading on a post-consolidation basis on the TSXV and Nasdaq when markets open on or about Friday, March 27, 2026.

Shareholders of record as of the Effective Date will receive a letter of transmittal from TSX Trust Company, the transfer agent for the Shares, providing instructions for the exchange of their Shares as soon as practicable following the Effective Date. Until surrendered, each share certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation shares to which the holder is entitled as a result of the Consolidation.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

 For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, regulatory approvals, such as the TSXV; the ability to complete the Consolidation; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.